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                              June 14, 2024

       Stephan Jackman
       Chief Executive Officer
       Alzamend Neuro, Inc.
       3480 Peachtree Road NE, Second Floor, Suite 103
       Atlanta, GA 30326

                                                        Re: Alzamend Neuro,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 3, 2024
                                                            File No. 333-279920

       Dear Stephan Jackman:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Plan of Distribution, page 14

   1. We note that the Purchase Agreement provides that upon the occurrence of certain milestones, the Selling
Stockholder will purchase up to 2,500 Preferred Shares, of which the first 100 were sold
on May 10, 2024 (the    First Tranche   ), provided that in the event
                                                        that the average
closing price of the Common Stock during the three trading days preceding the date of a
Tranche Closing shall not be equal to or greater than the Floor
                                                        Price, then the
applicable closing shall be delayed until such time as the price meets the required threshold.
Because of this condition, the Selling Stockholder is not irrevocably bound to purchase a set
number of securities for a set purchase price at effectiveness. As a result, please revise
your registration statement to identify Orchid Finance LLC as an underwriter, as
opposed to stating that the Selling Stockholder "may be deemed" an underwriter as you have
on page 14. For further guidance, please see C&DI
                                                        139.11 (Securities Act
Sections), publicly available on the Commission's website.
 Stephan Jackman
Alzamend Neuro, Inc.
June 14, 2024
Page 2
2. We note your disclosure on page 14 indicating that the Selling Stockholder may sell its securities through one or more underwriters, broker-dealers or agents. Please confirm your understanding that the retention by the Selling Stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.
General

3. Please revise your registration statement to include executive compensation information for the fiscal year ended April 30, 2024, the most recently completed fiscal year. Refer to
       Item 402 of Regulation S-K and C&DI 217.11 (Regulation S-K), publicly available on the
       Commission's website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,
FirstName LastNameStephan Jackman
                                                            Division of
Corporation Finance
Comapany NameAlzamend Neuro, Inc.
                                                            Office of Life
Sciences
June 14, 2024 Page 2
cc:       Henry Nisser
FirstName LastName